LVH_Exhibit (99.2) Material Change Report dated August 19, 2008

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047 Pacific Centre

Vancouver, BC  V7Y 1A1

(the “Company”)

2.

Date of Material Change

August 12, 2008

3.

News Release

News release was issued on August 12, 2008 and disseminated via Market Wire’s Canadian Timely Disclosure and Seattle Circuit Networks pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

The Company has signed a new Licensee for its Aisan Multi-Player Software and expands payment solutions.

5.

Full Description of Material Change

Vancouver, British Columbia, August 12, 2008 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that it has recently signed a new licensee for its Asian Multi-Player Software (“AMSP”).   The AMSP features the Company’s newest product, Mahjong 1-on-1, in addition to a number of other popular Asian games, most notably Fight the Landlord, Big 2, Chinese Poker and Si Ki Pi. The site, which is currently under development and is expected to be launched shortly, will be part of the Company’s Asian Games Network (“AGN”), www.asiangamesnetwork.com.  The AGN will act as an aggregate host site to other online poker, sportsbook and casino operators who would like to offer the Company’s Asian multi-player games to their respective customers.

President and CEO Jake Kalpakian states, “We are pleased with the addition of another licensee into the growing AGN, and are in advanced negotiations with several other parties.  Furthermore, as a result of our software soon offering an expanded suite of payment solutions, the AGN will be available to a much broader range of customers in Asia including Gaming software providers”.

The Company welcomes interested parties to visit the Company’s new corporate website at www.lvfh.com or contact us at (604) 681-0204.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jake H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204, ext 6105.

9.

 Date of Report

This report is dated August 19, 2008.